UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Harvison, John H.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   ###-##-####
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 29, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of corporate general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Units                |      |    |                  |   |           |101,716            |I     |Note 1                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Class B Units                |      |    |                  |   |           |None               |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase Clas|$3.75   |     |    |           |   |Note |11/16|Class A Unit|40,000 |       |40,000      |D  |            |
s A Units               |        |     |    |           |   |2    |/02  |s           |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Mr. Harvison is a limited partner in 7HBF, Ltd., a Texas limited partnership that owns, directly or indirectly, from 33-1/3% to 100% of eight companies that own Class A and Class B Units of FFP. Mr. Harvison is also an officer and director of these companies and, therefore, may be deemed to share investment control over the units held by them. Mr. Harvison also owns an ownership interest in another company that owns indirectly an interest in a company that owns Class A and Class B Units of FFP. The number of units set forth above is Mr. Harvison's proportionate pecuniary interest in the 524,333 Class A Units and 175,000 Class B Units owned by these companies. Mr. Harvison disclaims beneficial ownership of all these Class A and Class B Units.
Note 2:  All options are exercisable
currently.
SIGNATURE OF REPORTING PERSON
John H. Harvison
DATE
February 10. 1997